UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                        SEC File Number: 0-30121
                                                         CUSIP Number: 903844108

                           NOTIFICATION OF LATE FILING

(Check One):
|_|Form 10-K |_|Form 20-F |_|Form 11-K |X|Form 10-Q |_|Form 10-D |_|Form N-SAR |_|Form N-CSR

         For Period Ended: April 30, 2006

     |_|  Transition Report on Form 10-K
     |_|  Transition Report on Form 20-F
     |_|  Transition Report on Form 11-K
     |_|  Transition Report on Form 10-Q
     |_|  Transition Report on Form N-SAR

     For the Transition Period Ended:_______________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:           N/A
                                               ---------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Ulticom, Inc.
---------------------------------------------------------------------------
Full name of registrant

N/A
---------------------------------------------------------------------------
Former name if applicable

1020 Briggs Road
---------------------------------------------------------------------------
Address of principal executive office (Street and number)

Mount Laurel, New Jersey 08054
---------------------------------------------------------------------------
City, state and zip code

                                     PART II
                             RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |     (a) The reason described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |     (b) The subject annual report, semi-annual report, transition report
    |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
    |     portion thereof, will be filed on or before the fifteenth calendar day
|_| |     following the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q or subject distribution report on Form
    |     10-D, or portion thereof, will be filed on or before the fifth
    |     calendar day following the prescribed due date; and
    |     (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Ulticom, Inc. (the "Company") plans to file its Quarterly Report on Form 10-Q for the quarter ended April 30, 2006 as soon as practicable, but has not been able to file the report by the required date, and does not expect that it will be able to file the report on or before the fifth calendar day following the required filing date as provided by Rule 12b-25 for delayed filings.

          As previously announced on March 14, 2006 and further discussed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on April 17, 2006, the Audit Committee of the Company's Board of Directors has been reviewing matters relating to the Company's stock option awards, including but not limited to the accuracy of the stated dates of option awards and whether all proper corporate procedures were followed in connection with such awards. The Company's Audit Committee is being assisted in its review by independent legal counsel and accounting experts.

          At this time, the Audit Committee has not yet completed its work or reached any final conclusions. The Audit Committee is in the final stages of its review and has reached a preliminary conclusion that the stated dates of certain of the Company's stock option awards, which were used in the preparation of the Company's financial statements, differed from the measurement dates required to be used for accounting purposes to determine the value of such stock option awards. As a result, the Company expects to record additional non-cash charges for stock-based compensation expense for prior periods.

          In addition, on March 14, 2006, the Company's majority (approximately 70%) shareholder, Comverse Technology, Inc. ("Comverse"), announced that a special committee of its Board of Directors has been reviewing matters relating to stock option awards by Comverse. The special committee is being assisted in its review by independent legal counsel and accounting experts, who are the same as those assisting the Company's Audit Committee. On April 17, 2006, Comverse announced that the special committee had reached a preliminary conclusion that the stated dates of certain of its stock option awards, which were used in the preparation of its financial statements, differed from the measurement dates required to be used for accounting purposes to determine the value of such stock option awards. Consequently, the Company may also be required to record non-cash charges for stock-based compensation on account of certain stock options issued by Comverse to management and employees of the Company when the Company was a wholly owned subsidiary of Comverse before the Company's April 2000 initial public offering.

          Based on the Audit Committee's preliminary conclusion and Comverse's announcement, the Company expects that (i) such non-cash charges will be material and (ii) the Company will need to restate its historical financial statements for each of the fiscal years ended January 31, 2005, 2004, 2003 and 2002. Such charges could also affect prior periods. On April, 16, 2006 the Company concluded that such financial statements and any related reports of its independent registered public accounting firm should no longer be relied upon.

          Any such stock-based compensation charges would have the effect of decreasing the income from operations, net income and retained earnings figures contained in the Company's historical financial statements. The Company does not expect that the anticipated restatements would have an impact on its historical revenues, cash position or non-stock option related operating expenses. Nor would any such charges impact the Company's revenues, cash position or non-stock option related operating expenses for the fiscal quarter ended April 30, 2006.

          Representatives of the Company and its Audit Committee have met with and are cooperating with the Staff of the U.S. Securities and Exchange Commission with respect to matters related to the Company's stock option grants, and are also voluntarily cooperating with other governmental authorities looking into stock option practices. The Company is providing relevant information in connection with these inquiries.

          The Company intends to issue results for its first quarter ended April 30, 2006, file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 and file any financial statements required to be restated as soon as practicable after completion of the Audit Committee's review.

          Note: This Form 12b-25 contains "forward-looking statements" for purposes of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. There can be no assurances that forward-looking statements will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: the results of the Audit Committee's review of matters relating to the Company's stock option awards, including but not limited to the accuracy of the stated grant dates of option awards and whether proper corporate procedures were followed in connection with such awards; the results of Comverse's review of its stock option awards as applicable to employees of the Company; the impact of any restatement of the financial statements of the Company or other actions that may be taken or required as a result of such reviews; the Company's inability to file required reports with the Securities and Exchange Commission; the risks that may be associated with potential claims and proceedings relating to such matters, risk associated with the Company's inability to meet the requirements of the NASDAQ Stock Market for continued listing of the Company's shares; risks of litigation and of governmental investigation or proceedings arising out of or related to the Company's stock option grants or any restatement of the financial statements of the Company; risks associated with the development and acceptance of new products and product features; risks associated with the Company's dependence on a limited number of customers for a significant percentage of the Company's revenues; changes in the demand for the Company's products; changes in capital spending among the Company's current and prospective customers; aggressive competition that may force the Company to reduce prices; risks associated with rapid technological changes in the telecommunications industry; risks associated with making significant investments in the expansion of the Company's business and with increased expenditures; risks associated with holding a large proportion of the Company's assets in cash equivalents and short-term investments; risks associated with the Company's products being dependent upon their ability to operate on new hardware and operating systems of other companies; risks associated with dependence on sales of the Company's Signalware products; risks associated with future networks not utilizing signaling systems and protocols that the Company's products are designed to support; risks associated with the products having long sales cycles and the limited ability to forecast the timing and amount of product sales; risks associated with the integration of the Company's products with those of equipment manufacturers and application developers and the Company's ability to establish and maintain channel and marketing relationships with leading equipment manufacturers and application developers; risks associated with the Company's reliance on a limited number of independent manufacturers to manufacture boards for the Company's products and on a limited number of suppliers for board components; risks associated with becoming subjected to, defending and resolving allegations or claims of infringement of intellectual property rights; risks associated with others infringing on the Company's intellectual property rights and the inappropriate use by others of the Company's proprietary technology; risks associated with the Company's ability to retain existing personnel and recruit and retain qualified personnel; risks associated with the increased difficulty in relying on equity incentive programs to attract and retain talented employees and with any associated increased employment costs; risks associated with rapidly changing technology and the ability of the Company to introduce new products on a timely and cost-effective basis; risks associated with changes in the competitive or regulatory environment in which the Company operates; and other risks described in the Company's filings with the Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Ulticom with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. All documents are available through the SEC's website at www.sec.gov or from Ulticom's web site at www.ulticom.com. Ulticom makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


  Shari Ness                                  (856)          787-2895
--------------------------------------------------------------------------------
  (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |_| Yes |X| No

     The Company has not filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2006.

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's total sales for the fiscal quarter ended April 30, 2006 (on an unaudited basis) were $15,702,000 an increase of 11% when compared with total sales for the fiscal quarter ended April 30, 2005 of $14,141,000. As discussed in Part III above, the Company's Audit Committee is reviewing matters relating to the Company's stock option awards and the effect on the Company's financial reports of certain stock option awards made by Comverse before the Company's initial public offering on April 5, 2000 to employees of the Company. At this time, while it is expected that, as a result of the review, restatement of the some of Company's previously issued financial statements will be required, the amounts involved and, as well, what impact the results of the review will have on the Company's financial statements for the fiscal quarter ended April 30, 2006, have not been determined, although any such restatement is not expected to have an impact on historical revenues or operating results excluding stock option related expenses. Accordingly, the Company cannot at this time reasonably estimate the significance of the difference in other elements of its results of operations for the fiscal quarter ended April 30, 2006 in comparison to the fiscal quarter ended April 30, 2005.

                                  Ulticom, Inc.
      ---------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 12, 2006

                                              ULTICOM, INC.


                                              By: /s/ Mark Kissman
                                              Name:  Mark Kissman
                                              Title: Chief Financial Officer